Mail Stop 3561

March 13, 2007

Mr. Jay Rifkin, CEO
Digicorp
4143 Glencoe Avenue
Marina Del Rey, CA 90292

> **Re: Digicorp**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2007**
> **File No. 000-33067**

Dear Mr. Rifkin:

We have reviewed your amendment and responses filed on February 23, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Note 6 – Intangible Assets, page 27

1. Tell us whether you are accounting for the iCodemedia assets in accordance with SOP 98-1 or SFAS 86. If you are using SOP 98-1, SFAS 144 is the applicable standard to be used to evaluate the recoverability of these assets. The fact that you have not been able to obtain equity financing to complete the development of the iCodemedia assets since acquisition and are unable to estimate when you expect to obtain this financing in the future is an indicator that recoverability of these assets should be assessed. Since you cannot

determine when you will be able to complete the development of these assets (as you stated in your supplemental response), it follows that you are not able to estimate with any degree of probability, the amount of future revenues that these assets will generate. Note also the guidance in paragraph 35 of SOP 98-1, which states, "When it is no longer probable that computer software being developed will be completed and placed in service, the asset should be reported at the lower of the carrying amount or fair value, if any, less costs to sell. The rebuttable presumption is that such uncompleted software has a fair value of zero." If you are using SFAS 86, you are required to calculate the net realizable value of these costs at each balance sheet date and that calculation includes an estimate of future revenue, which you do not appear to be able to estimate. Accordingly, it appears to us that the iCodemedia assets are impaired and should be written off in their entirety. Please revise your financial statements to recognize full impairment or demonstrate to us that the assets are unimpaired by providing the estimates of future cash flows (and all assumptions) as well as an explanation of the reasons why you believe you are able to estimate future revenues in the face of the uncertainties of completing the development of the assets.

2. Provide a similar analysis for the Perreoradio assets, although given their lack of development and demonstrated ability to generate revenue, it appears to the staff that they too are impaired.

Note 12 – Stock Option Plan, page 31
Note 13 – Warrants, page 32

3. We have reviewed your response to comment four where you state that Rebel Crew has no outstanding stock options or warrants. Please tell us whether Rebel Crew has cancelled all of the outstanding stock options/warrants issued by DigiCorp prior to the merger or if it has adopted DigiCorp's compensation plans. If the former is true, it appears that that fact should be disclosed and the requested disclosures provided. If the latter is true, disclosure is also required regarding the cancellation of the plans and the resolution of the outstanding options and warrants. We note that additional options were granted during 2006, presumably by Rebel Crew.

Other Exchange Act Reports

4. Please revise all Forms 10-QSB filed in fiscal 2006 (periods ended March 31, June 30 and September 30, 2006) for any restatements made in response to the above comments, as applicable.

Unaddressed Request

5.   We note that you have not provided the written acknowledgement requested at the end of our previous comment letter dated August 8, 2006. Please file the requested language in a letter on EDGAR as correspondence so that we may complete our review of your filings.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Emerging Growth Companies